                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. ______)



                        The Vermont Teddy Bear Co., Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, $.05 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   000912960
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             Mr. Thomas R. Shepherd
                             The Shepherd Group LLC
                                 636 Great Road
                                 Stow, MA 01775
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                November 3, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)


________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 0000912960                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Shepherd Group LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            956,975

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             224,099

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      224,099

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       4.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Shepherd Venture I, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            221,820

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             221,820

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      221,820

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       4.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                                                              Page 4 of 11 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas R. Shepherd

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,067,295

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             334,419

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      334,419

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                                              Page 5 of 11 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      T. Nathanael Shepherd

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            956,976

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             245,445

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      245,445

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       4.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                                              Page 6 of 11 Pages

ITEM 1.  SECURITY OF THE ISSUER.
         ----------------------

     The securities to which this statement relates are the Common Stock, par value $.05 per share (the "Common Stock"), of The Vermont Teddy Bear Co., Inc., a New York corporation (the "Company"). Unless otherwise indicated, all of the beneficial ownership of shares of the Common Stock is derived from beneficial ownership of Series C Convertible Redeemable Preferred Stock, par value $.05 per share (the "Series C Preferred Stock"), of the Company, which is convertible into shares of Common Stock, and warrants to purchase shares of Common Stock (the "Warrants" and together with the Series C Preferred Stock, the "Securities"). The Series C Preferred Stock is convertible into the number of shares of Common Stock computed by multiplying each share of Series C Preferred Stock by $10,000 and dividing the result by $1.05 (subject to adjustment for anti dilution rights). The principal executive offices of the Company are located at 6655 Shelburne Road, Shelburne, Vermont 05482.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     This statement is being filed jointly on behalf of The Shepherd Group LLC, a Massachusetts limited liability company (the "LLC"), The Shepherd Venture Fund I, L.P., a Massachusetts limited partnership (the "Fund"), Thomas R. Shepherd ("Mr. Shepherd") and T. Nathanael Shepherd, Mr. Shepherd's son, (each individually a "Reporting Person" and collectively, the "Reporting Persons"). The LLC is the sole general partner of the Fund.

     The business address or principal office address of each of the Reporting Persons is as follows: 636 Great Road, Stow, Massachusetts 01775.

     The principal business of the LLC is investing in venture and existing small to middle market companies by managing the Fund.

     The principal business of the Fund is investing in venture and existing small to middle market companies.

     Mr. Shepherd's current principal occupation is the Chairman of the LLC.

     T. Nathanael Shepherd's current principal occupation is President of the LLC.

     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                                              Page 7 of 11 Pages

     Each of Mr. Shepherd and T. Nathanael Shepherd is a citizen of the United States.

     The Reporting Persons are filing this statement because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     On September 25, 1998, the Reporting Persons entered into a Securities Purchase Agreement with the Company (the "Securities Agreement"), pursuant to which the Company agreed to issue and sell on the Closing Date (as defined in the Securities Agreement) to the Reporting Persons (and certain other persons who executed a Joinder Agreement at a future date) an aggregate of 60 shares of Series C Preferred Stock and Warrants to purchase an aggregate of 495,868 shares of Common Stock. On November 3, 1998, certain other persons (collectively, the "Investors") became parties to the Securities Agreement by execution of a Joinder Agreement, and the purchase and sale contemplated under the Securities Agreement was consummated on November 3, 1998.

     On November 3, 1998, (i) the LLC acquired .13 shares of Series C Preferred Stock, which currently are convertible into 1,238.1 shares of Common Stock, and Warrants to purchase an aggregate of 1,040.99 shares of Common Stock for $1,259.60 in cash, (ii) the Fund acquired 12.47 shares of Series C Preferred Stock, which currently are convertible into 118,761.90 shares of Common Stock, and Warrants to purchase an aggregate of 103,058.27 shares of Common Stock for $124,700.40 in cash, (iii) Mr. Shepherd acquired 6.20 shares of Series C Preferred Stock, which currently are convertible into 59,047.62 shares of Common Stock, and Warrants to purchase an aggregate of 51,272.77 shares of Common Stock for $62,040.00 in cash, (iv) T. Nathanael Shepherd acquired 1.20 shares of Series C Preferred Stock, which currently are convertible into 11,428.57 shares of Common Stock, and Warrants to purchase an aggregate of 9,917.36 shares of Common Stock for $12,000.00 in cash and (v) the Investors collectively acquired 40 shares of Series C Preferred Stock, which currently are convertible into 380,952.38 shares of Common Stock, and Warrants to purchase an aggregate of 330,578.80 shares of Common Stock for an aggregate of $400,000.00 in cash. Each of the LLC and the Fund used funds from its working capital to purchase its Securities. Mr. Shepherd used his personal funds to purchase his Securities.
T. Nathanael Shepherd borrowed the funds for the purchase of his Securities from the LLC and must repay such funds when a liquidity event of the Securities occurs.

     Each of the Investors appointed the LLC as his, her or its irrevocable proxy to act for and vote on behalf of him, her or it with respect to the Series C Preferred Stock and Warrants in connection with any matter requiring a vote of the stockholders of the Company, including, without limitation, the election of directors.

                                                              Page 8 of 11 Pages

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Each of the Reporting Persons purchased the Securities for investment purposes. As provided in the Securities Agreement, each of Mr. Shepherd and T. Nathanael Shepherd were appointed as members of the Board of Directors of the Company effective as of November 3, 1998.

     From time to time, the Reporting Persons may acquire additional shares of Common Stock of the Company and/or Warrants or may dispose of the Securities, depending on various factors, including, but not limited to, general economic and business conditions, monetary and stock market conditions and future developments affecting the Reporting Persons or the Company. Except as set forth above, none of the Reporting Persons has any present plan or proposal to take any action enumerated in the instructions to Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a)  Amount Beneficially Owned:

          As of the date hereof, collectively the Reporting Persons directly own 20 shares of Series C Preferred Stock and Warrants to purchase an aggregate of 165,289.40 shares of Common Stock. Assuming conversion of all of the shares of Series C Preferred Stock and exercise of all of the Warrants held directly by the Reporting Persons, the Reporting Persons directly and beneficially would own 355,765 shares of Common Stock. Based upon there being approximately 5,539,498 shares of Common Stock outstanding (includes the number of shares directly and beneficially owned by the Reporting Persons), the Reporting Persons directly and beneficially own approximately 6.4% of such outstanding shares.

          As of the date hereof, pursuant to the appoint of the LLC as each of the Investor's irrevocable proxy, the LLC, Mr. Shepherd and T. Nathanael Shepherd are each deemed the beneficial owners of the Securities purchased by the Investors, or an aggregate of 40 shares of Series C Preferred Stock and Warrants to purchase an aggregate of 330,578.80 shares of Common Stock. Assuming conversion of all of the shares of Series C Preferred Stock and exercise of all of the Warrants held by the Investors, the Reporting Persons collectively would be deemed to beneficially own 1,067,296 shares of Common Stock. Based upon there being approximately 6,251,029 shares of Common Stock outstanding (includes the number of shares deemed beneficially owned by the Reporting Persons, either directly or pursuant to the irrevocable proxy), the Reporting Persons are deemed to beneficially own approximately 17.1% of such outstanding shares.

                                                              Page 9 of 11 Pages

     (b) The following assumes that the shares of Series C Preferred Stock are converted into shares of Common Stock and that the Warrants are exercised:

          The LLC's beneficial ownership consists of (i) 2,279 shares directly and beneficially owned by the LLC, (ii) 221,820 shares directly and beneficially owned by the Fund, of which the LLC is the sole general partner, (iii) 711,531 shares beneficially owned collectively by the Investors for which the LLC has been appointed as irrevocable proxy and (iv) 21,345 shares directly and beneficially owned by T. Nathanael Shepherd for which the LLC has authority to vote. The LLC has the right to vote all of the shares in clauses (iii) and (iv) in connection with any matter requiring a vote of the stockholders of the Company, including, without limitation, the election of directors.

          The Fund's beneficial ownership consists of 221,820 shares directly and beneficially owned by the Fund.

          Mr. Shepherd's beneficial ownership consists of (i) 110,320 shares directly and beneficially owned by Mr. Shepherd; (ii) 2,279 shares directly and beneficially owned by the LLC, of which Mr. Shepherd is the Chairman, (iii) 221,820 shares directly and beneficially owned by the Fund, of which the LLC is the sole general partner, (iv) 711,531 shares beneficially owned collectively by the Investors for which the LLC has been appointed as irrevocable proxy and (v) 21,345 shares directly and beneficially owned by T. Nathanael Shepherd for which the LLC has authority to vote. Mr. Shepherd, as the Chairman of the LLC, has the right to vote all of the shares in clauses (ii) through (v) in connection with any matter requiring a vote of the stockholders of the Company, including, without limitation, the election of directors.

          T. Nathanael Shepherd's beneficial ownership consists of (i) 21,345 shares directly and beneficially owned by T. Nathanael Shepherd; (ii) 2,279 shares directly and beneficially owned by the LLC, of which Mr. Shepherd is the Chairman, (iii) 221,820 shares directly and beneficially owned by the Fund, of which the LLC is the sole general partner, and (iv) 711,531 shares beneficially owned collectively by the Investors for which the LLC has been appointed as irrevocable proxy. T. Nathanael Shepherd, as the President of the LLC, has the right to vote all of the shares in clauses (ii) through (iv) in connection with any matter requiring a vote of the stockholders of the Company, including, without limitation, the election of directors.

     The responses of the Reporting Persons to Items 7 through 11 of the cover pages to this statement relating to the beneficial ownership of shares of Common Stock of the Company are incorporated herein by reference.

     Pursuant to Rule 13d-4 of the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of the Securities owned by the Investors.

                                                             Page 10 of 11 Pages


     (c) Other than as otherwise described herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the preceding 60 days.

     (d)  Not applicable

     (e)  Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

Irrevocable Proxy
-----------------

     711,531 shares of Common Stock beneficially owned by the Investors are subject to the terms of an irrevocable proxy. In connection with their purchase of Securities, each of the Investors appointed the LLC as his, her or its irrevocable proxy to act for and vote on behalf of him, her or it with respect to the Series C Preferred Stock and Warrants in connection with any matter requiring a vote of the stockholders of the Company, including, without limitation, the election of directors. In addition, the LLC has the right to give or withhold any and all consents or waivers on behalf of the Investors with respect to such Investors' rights under the Securities Agreement, the By-laws, as amended, of the Company and the Certificate of Incorporation, as amended, of the Company.

     This proxy is irrevocable and remains in effect, including, without limitation, following a transfer of the Securities owned by the Investors, until less than 15% of the original aggregate amount of Series C Preferred Stock, or 60 shares, remains outstanding.

     This summary is qualified in its entirety by reference to the text of the form of irrevocable proxy, filed as Exhibit A to this statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

Exhibits
--------

A    Form of Irrevocable Proxy between the Investor and the LLC.

B Securities Purchase Agreement, dated as of September 25, 1998, by and among the Company, the Reporting Persons and the other parties identified therein is incorporated herein by reference to Exhibit 10.47 of the Company's Annual Report on Form 10-KSB for the year ended June 30, 1998.

                                  *    *    *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                                             Page 11 of 11 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Date:  November 13, 1998



THE SHEPHERD GROUP LLC


by: /s/  T. Nathanael Shepherd
   ---------------------------
   Name: T. Nathanael Shepherd
   Title: President


THE SHEPHERD VENTURE FUND I, L.P.


by:  The Shepherd Group LLC, its general partner


by: /s/  The Shepherd Group LLC
   ----------------------------
   Name: T. Nathanael Shepherd
   Title: President


/s/  Thomas R. Shepherd
-----------------------
Thomas R. Shepherd


/s/ T. Nathanael Shepherd
-------------------------
T. Nathanael Shepherd

                                 EXHIBIT INDEX

Exhibit
-------

A  Form of Irrevocable Proxy between the Investor and the LLC.

B Securities Purchase Agreement, dated as of September 25, 1998, by and among the Company, the Reporting Persons and the other parties identified therein is incorporated herein by reference to Exhibit 10.47 of the Company's Annual Report on Form 10-KSB for the year ended June 30, 1998.